



02018137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NO.
8-19952

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING____12/31/01_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

NEW SALEM INVESTMENT CORPORATION

Office Use Only
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LA SALLE STREET, SUITE 2320
(No. and Street)

CHICAGO   ILLINOIS   60605
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA   312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 S. MAPLE AVENUE   ORLAND PARK   ILLINOIS   60462-1628
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 1 4 2002

THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

Mr. Daniel S. Curran, President
and The Board of Directors
New Salem Investment Corporation
Chicago, Illinois

I have audited the accompanying statement of financial condition of New Salem Investment Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New Salem Investment Corporation as of December 31, 2001, in conformity with generally accepted accounting principles.

February 28, 2002

NEW SALEM INVESTMENT CORPORATION
(A Delaware Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

A S S E T S

CURRENT ASSETS

Cash in Bank	$ 7,640
Securities Owned, at Market Value	5,754,232
Due from Broker	1,433,316
Dividends Receivable	5,935
Total Current Assets	**$7,201,123**

OTHER ASSETS

Memberships (at cost - Market Value at December 31, 2001 is $199,500)	$186,500	
Investment - First Options Stock	10,000	
Total Other Assets		196,500
TOTAL ASSETS		**$7,397,623**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Securities Sold, Not Yet Purchased, at Market Value	$4,143,123
Due to Broker	770,366
Accounts Payable	551,143
Dividends Payable	1,758
Total Current Liabilities	**$5,466,390**

STOCKHOLDER'S EQUITY

Capital Stock - Common, No Par Value; 1,000 Shares Authorized, 500 Shares Issued and Outstanding	$ 10,000	
Additional Paid-In Capital	1,602,000	
Stockholder's Distribution	(1,330,000)	
Retained Earnings	1,649,233	
Total Stockholder's Equity		1,931,233
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$7,397,623**

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

New Salem Investment Corporation (the Company) is a Delaware corporation, which is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as a fully disclosed market maker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its partners' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. The 2001 expense of approximately $13,000 has not been recorded on the Company's books.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Retirement Plans

The Company started a Profit Sharing and Money Purchase Plan effective during 2000. Contributions are based upon the employee's earnings. The 2001 Company contributions were calculated as an amount that can be deducted for federal tax purposes; the Company's Profit Sharing contribution was $35,500 and the Pension contribution was $13,500. The Retirement Plans are administered by an outside financial institution.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of April 1, 2001 the Company subleased office space from a related party under a noncancelable prime lease which expires on January 31, 2011. The sublease can be terminated or extended with 180 days notice. The Company paid $14,573 in rent expense under the terms of this lease in 2001. The following is a schedule by years of future minimum rents due under the sublease as of December 31, 2001:

Year Ending:	
December 31, 2002	$19,867
December 31, 2003	20,463
December 31, 2004	21,077
December 31, 2005	21,709
December 31, 2006	22,361
December 31, 2007	23,032
December 31, 2008	23,722
December 31, 2009	24,434
December 31, 2010	25,167
December 31, 2011	2,113
Total Lease Commitment	$203,945

NOTE 3 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company held no derivative contracts at December 31, 2001.

NOTE 4 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $612,479 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 90%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space and shares expenses with an affiliated company. The Company's stockholder is a partner of the affiliated company. There are neither outstanding receivables from nor payables to the related party at December 31, 2001.

NEW SALEM INVESTMENT CORPORATION
(A Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2001